Exhibit 99.2

ETOLIES CAPITAL GROUP CO., LTD. AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2025 and DECEMBER 31, 2024
(Currency expressed in United States Dollars (“US$ or $”), except for number of shares)

	2025 (Unaudited)	2024 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	$1,454,136	1,441,024
Accounts receivable, net	309,558	7,152
Deposits and other current assets, net	289,914	11,249
Amount due from a director	-	309,507
Total current assets	2,053,608	1,768,932

Non-current assets:
Property and equipment, net	91,520	41,932
Deposits and other current assets, net	55,092	18,593
Operating lease right-of-use assets, net	274,738	53,418
Deferred tax assets	-	4,539
Deferred initial public offering costs	785,089	181,688
Total non-current assets	1,206,439	300,170
TOTAL ASSETS	$3,260,047	2,069,102

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Contract liabilities	$1,203,833	958,314
Operating lease liabilities, current	174,803	48,841
Accrued liabilities	33,526	16,812
Amount due to a director	-	-
Income tax payable	244,957	152,364
Total current liabilities	1,657,119	1,176,331

Non-current liabilities:
Deferred tax liability	761	-
Operating lease liabilities, non-current	99,935	4,577
Total non-current liabilities	100,696	4,577
TOTAL LIABILITIES	1,757,815	1,180,908

SHAREHOLDERS’ EQUITY
Ordinary shares, 450,000,000 shares authorized, par value US$0.0001 each, 13,500,000 Class A ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2024*	1,350	1,350
Ordinary shares, 50,000,000 shares authorized, par value US$0.0001 each, 5,000,000 Class B ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2024*	500	500
Additional paid in capital	500	500
Retained earnings	1,509,751	881,721
Accumulated other comprehensive (loss)/income	(9,869)	4,123
Total shareholders’ equity	1,502,232	888,194
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,260,047	2,069,102

*	Retrospectively restated for effect of share reorganization

ETOLIES CAPITAL GROUP CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 and 2024
(Currency expressed in United States Dollars (“US$ OR $”), except for number of shares)

	2025	2024
REVENUE	$1,800,576	607,115

OPERATING EXPENSES
Cost of revenue	(250,909)	(226,239)
Selling expenses	(80,223)	(55,416)
General and administrative expenses	(736,522)	(331,555)
Total operating expenses	(1,067,654)	(613,210)

INCOME / (LOSS) FROM OPERATIONS	732,922	(6,095)

OTHER INCOME (EXPENSE)
Other income, net	11	38
Interest expense	(5,938)	(1,976)
Total other income (expense), net	(5,927)	(1,938)

INCOME / (LOSS) BEFORE INCOME TAXES	726,995	(8,033)
Income tax (expenses) / credit	(98,965)	1,219
NET INCOME / (LOSS)	$628,030	(6,814)

Other comprehensive income
Foreign currency translation adjustment	(13,992)	4
Comprehensive income / (loss)	$614,038	(6,810)

Earnings / (loss) per share – basic and diluted	$0.0332	(0.0004)
Basic and diluted weighted average shares outstanding*	18,500,000	18,500,000

*	Retrospectively restated for effect of share reorganization

ETOLIES CAPITAL GROUP CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025 and 2024
(Currency expressed in United States Dollars (“US$ or $”), except for number of shares)

2025

	Class A Ordinary Shares		Class B Ordinary Shares		Total Share Capital		Additional	Accumulated Other	(Accumulated
	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	paid in capital	Comprehensive Income	losses)/Retained Earnings	Total
Balance as of December 31, 2024	13,500,000	$1,350	5,000,000	$500	18,500,000	$1,850	$500	$4,123	$881,721	$888,194
Net income	-	-	-	-	-	-	-	-	628,030	628,030
Foreign currency translation adjustment	-	-	-	-	-	-	-	(13,992)	-	(13,992)
Balance as of June 30, 2025	13,500,000	$1,350	5,000,000	$500	18,500,000	$1,850	$500	$(9,869)	$1,509,751	$1,502,232

*	Retrospectively restated for effect of share reorganization

2024

	Class A Ordinary Shares		Class B Ordinary Shares		Total Share Capital		Additional	Accumulated Other	(Accumulated
	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	paid in capital	Comprehensive Income	losses)/Retained Earnings	Total
Balance as of December 31, 2023	13,500,000	$1,350	5,000,000	$500	18,500,000	$1,850	$500	$70	$29,222	$31,642
Net loss	-	-	-	-	-	-	-	-	(6,814)	(6,814)
Foreign currency translation adjustment	-	-	-	-	-	-	-	4	-	4
Balance as of June 30, 2024	13,500,000	$1,350	5,000,000	$500	18,500,000	$1,850	$500	$74	$22,408	$24,832

*	Retrospectively restated for effect of share reorganization

ETOLIES CAPITAL GROUP CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 and 2024
(Currency expressed in United States Dollars (“US$ or $”))

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income / (loss)	$628,030	$(6,814)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	22,605	14,922
Amortization of operating lease right-of-use assets	55,482	16,293
Changes in assets and liabilities:
Accounts receivable	(302,406)	(124,249)
Deposits and other current assets	(315,164)	(76,560)
Accrued liabilities	16,714	325,324
Contract liabilities	245,519	396,128
Amount due from (to) a director	309,507	(270,495)
Deferred tax assets	5,300	(1,621)
Income tax recoverable	92,587	401
Operating lease liabilities	(58,397)	(16,374)
Net cash provided by operating activities	699,777	256,955

CASH FLOWS FROM INVESTING ACTIVITY
Purchase of property and equipment	(73,008)	(73,847)
Net cash used in investing activity	(73,008)	(73,847)

CASH FLOWS FROM FINANCING ACTIVITY
Deferred IPO costs	(603,401)	-
Net cash used in financing activity	(603,401)	-

Net increase in cash and cash equivalents	23,368	183,108
Effect of foreign currency translation on cash and cash equivalents	(10,256)	2
Cash and cash equivalents, beginning of year	1,441,024	70,476
Cash and cash equivalents, end of year	$1,454,136	$253,586

Supplemental Disclosure of Cash Flow Information

Non-Cash Transactions:
Right-of-use assets obtained in exchange for new operating lease obligations	279,018	94,978

There were no significant non-cash investing or financing transactions during the six months ended June 30, 2025 and 2024.

Supplementary cash flow information:
Interest received	$11	$38

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